                                                /------------------------------/
                                                /        OMB APPROVAL          /
                                                /------------------------------/
                                                / OMB Number:        3235-0287 /
                                                / Expires: September 30, 1998  /
                                                / Estimated average burden     /
                                                / hours per response...... 0.5 /
                                                /------------------------------/

+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1934 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

Commisso                             Rocco                         B.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

c/o Mediacom Communications Corporation
100 Crystal Run Road
--------------------------------------------------------------------------------
                                   (Street)

Middletown                         New York                           10941
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol      Mediacom Communications
                                             -----------------------------------
Corporation - MCCC
------------------------

3.  I.R.S. or Social Security Number of Reporting Person, if an entity
    (Voluntary)
                --------------

4.  Statement for Month/Year                  January 2001
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


    _X_ Director    _X_ Officer             _X_ 10% Owner    ___ Other
                        (give title below)                       (specify below)

    Chairman and Chief Executive Officer
    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

    _X_ Form filed by One Reporting Person
    ___ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock    1/22/01   J(1)            119,000         D       (1)           131,000                D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If this form is filed by more than one reporting person, see
  Instruction 4(b)(v).
                                                                          (Over)
                                                                  SEC 1474 (796)

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------
Class B Common Stock                   (2)                1/22/01           J(1)                      119,000
-----------------------------------------------------------------------------------------------------------------------------
Class B Common Stock                   (2)               11/10/00           J(3)                       18,586
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
       (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Security      ficial
                                                                                (Instr.     ficially         Direct        Owner-
                               --------------------------------------------     5)          Owned            (D) or        ship
                               Date     Expira-              Amount or                      at End           Indirect      (Instr.
                               Exer-    tion         Title   Number of                      of               (I)           4)
                               cisable  Date                 Shares                         Month            (Instr. 4)
                                                                                            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Class B Common Stock            (2)      None       Class A    119,000            (2)
                                                    Common
                                                    Stock
------------------------------------------------------------------------------------------------------------------------------------
Class B Common Stock            (2)      None       Class A     18,586            (2)       28,058,697          D
                                                    Common
                                                    Stock
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) The Reporting Person acquired 119,000 shares of Class B Common Stock from third parties in exchange for 119,000 shares of Class A Common Stock.
(2) Shares of Class B Common Stock convert into shares of Class A Common Stock in accordance with the terms of the Issuer's Restated Certificate of Incorporation on a one-for-one basis without payment of any conversion price.
(3) The Reporting Person acquired 18,586 shares of Class B Common Stock by forfeiture from third parties pursuant to rights granted to the Reporting Person in connection with the terms of an agreement among the Reporting Person and such third parties.


                          /s/ Rocco B. Commisso                 2/9/01
                          -------------------------------  -----------------
                          **Signature of Reporting Person        Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                          Page 2
                                                                  SEC 1474 (796)